UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check  One):  [ ] Form  10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q
               [ ] Form N-SAR

               [ ] For  Period  Ended: June 30, 1997
               [ ] Transition   Report   on   Form   10-K
               [ ] Transition   Report   on   Form   20-F
               [ ] Transition   Report   on   Form   11-K
               [ ] Transition   Report   on   Form   10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:___________________________

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  Read Instruction Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

     Franklin Credit Management Corporation
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Full Name of Registrant


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Former Name if Applicable

     Six Harrison Street
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Address of Principal Executive Office (Street and Number)

     New York, NY 10013
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

See Rider I

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        J. Michael Mayerfeld           (212)                       715-9346
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          (Name)                      (Area Code)             (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  [x] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [x] Yes [ ] No

     If so, attach an explanation of the anticipated change,
     both   narratively   and   quantitatively,    and,   if
     appropriate,   state  the  reasons  why  a   reasonable
     estimate of the results cannot be made.

     See Rider II
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                    Franklin Credit Management Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      08/15/97                          By /s/ Joe Caiazzo
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                                         Joseph Caiazzo, Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                                     Rider I

         Due to technical difficulties, Registrant's edgarizing of its Form 10-QSB for the fiscal quarter ended June 30, 1997 was not completed before the deadline for filing. These difficulties have been resolved, and Registrant believes that its Form !0-QSB will be filed, within the grace period provided for under Rule 12b-25.

                                    Rider II


         Registrant expects its results of operations to have increased to operating income of $1,441,701 for the fiscal quarter ended June 30, 1997, from operating income of $935,140 for the fiscal quarter ended June 30, 1996. This increase resulted primarily from increases in the size of the Company's portfolio and in gains on sale of Other Real Estate Owned.